

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 27, 2023

Sonya Branco
Chief Financial Officer
CAE Inc.
8585 Côte-de-Liesse
Saint-Laurent, Québec, H4T 1G6

> **Re: CAE Inc.**
> **Form 40-F for the Fiscal Year Ended March 31, 2022**
> **Filed June 23, 2022**
> **File No. 001-31402**

Dear Sonya Branco:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended March 31, 2022

Management's Discussion and Analysis
4. Consolidated Results, page 22

1. You disclosed that you continue to be affected by ongoing supply chain disruptions. Please revise MD&A in future filings to more fully address whether supply chain disruptions materially affect your outlook or business goals. Quantify and disclose, to the extent possible, how your revenues, profits, and/or liquidity have been impacted, and discuss known trends or uncertainties resulting from mitigation efforts undertaken, including whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval.

Consolidated Financial Statements
Note 3 - Business Combinations, page 24

2.   Please provide us with the significance test calculations of Rule 1-02(w) of Regulation S-X supporting your conclusion that L3Harris Technologies Military Training business' financial statements, pursuant to Rule 3-05 of Regulation S-X, were not required to be presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing